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                                  EXHIBIT 23.1

                   Consent of KPMG LLP, Independent Auditors

The Board of Directors and Shareholders
Willis Lease Finance Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 of Willis Lease Finance Corporation of our reports dated February 17, 2000 and March 27, 2000, relating to the consolidated balance sheets of Willis Lease Finance Corporation as of December 31, 1999 and 1998, and the related consolidated statement of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999 and the related financial statement schedule respectively, which reports appear in the December 31, 1999, annual report on Form 10-K of Willis Lease Finance Corporation.



/s/ KPMG LLP

San Francisco, California
October 17, 2000